UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FT VEST HEDGED EQUITY INCOME FUND: SERIES A2

(Name of Subject Company (Issuer))

FT VEST HEDGED EQUITY INCOME FUND: SERIES A2

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

May 29, 2026

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐     third-party tender offer subject to Rule 14d-1.

☒     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on May 29, 2026 by FT Vest Hedged Equity Income Fund: Series A2 (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in the Fund in an aggregate amount up to $7,000,000 on the terms and subject to the conditions set out in the Offer to Purchase (as defined in the Statement) and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C, respectively, to the Statement on May 29, 2026.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on June 30, 2026.

2. As of June 30, 2026, thirty (30) Shareholders validly tendered Shares prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Fund’s Shares was calculated for purposes of the Offer as of July 10, 2026 in the amount of $3,064,158.

4. Twenty-nine (29) Shareholders, whose tenders were accepted for purchase by the Fund, tendered all of the Shares they held in the Fund; therefore, pursuant to the cash payments issued to the Shareholders, the Fund paid each such Shareholder 100% of such Shareholder’s unaudited net asset value of the Shares tendered. Cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the account designated by such Shareholder in their Letter of Transmittal on July 14, 2026.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on May 29, 2026 (collectively, the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11

The information set forth in the Tender Offer Materials is incorporated herein by reference into the final amendment in answer to Items 1 through 9 and Item 11 of Schedule TO.

Item 12(a). Exhibits

Not applicable.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FT VEST HEDGED EQUITY INCOME FUND: SERIES A2

By:	/s/ Michael Peck
Name: Michael Peck
Title: President

August 18, 2026

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES	Calculation of Filing Fee Tables

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